4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

POSITIVE AGGRASTAT®RESULTS FEATURED IN THE
JOURNAL OF THE AMERICAN COLLEGE OF CARDIOLOGY

PROTOCOL FOR NEW AGGRASTAT® STUDY IN AMERICAN HEART JOURNAL

WINNIPEG, Manitoba – (July 11, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused, biopharmaceutical company, today announced that the two-year, follow-up results from the STRATEGY (Single High-Dose Bolus Tirofiban and Sirolimus-Eluting Stent Versus Abciximab and Bare Metal Stent In Acute Myocardial Infarction) study were published in the July edition of the Journal of the American College of Cardiology (JACC).

The article, titled, “Two-Year Clinical Follow-Up After Sirolimus-Eluting Versus Bare-Metal Stent Implantation Assisted by Systematic Glycoprotein IIb/IIIa Inhibitor Infusion in Patients With Myocardial Infarction”, outlines the potential benefit of AGGRASTAT® (tirofiban hydrochloride) plus sirolimus-eluting stent (SES) versus Reopro® (abciximab) plus bare-metal stent (BMS) in the prevention of the cumulative incidence of death, myocardial infarction (MI), or target vessel revascularization (TVR) in acute myocardial infarction patients after two years.

At two years, the cumulative incidence of death, MI, or TVR was lower in the AGGRASTAT®-SES group compared with the Reopro®-BMS group (24.2% vs. 38.6%, p=0.038) . This statistically significant outcome at two years is similar to the previously reported eight month results that were published in The Journal of the American Medical Association (May 2005).

The positive results from STRATEGY were the impetus for an ongoing larger factorial design study titled MULTI-STRATEGY (Multicentre Evaluation of Single High-Dose Bolus Tirofiban Versus Abciximab and Sirolimus-Eluting Stent Versus Base Metal Stent in Acute Myocardial Infarction). The MULTI-STRATEGY protocol was published in the July edition of the American Heart Journal.

This 600-patient study will further assess AGGRASTAT®-SES versus Reopro®-BMS in the prevention of the cumulative incidence of death, MI, and TVR in acute myocardial infarction patients. The results from MULTI-STRATEGY are anticipated to be presented at a prominent scientific symposium in early 2008.

“These papers highlight the ongoing interest in evaluating new investigational uses of AGGRASTAT® in the treatment of high risk cardiovascular disease patients,” stated Medicure's President and CEO, Albert D. Friesen, PhD. “We believe AGGRASTAT® has significant untapped potential, and look forward to the presentation of new data from studies such as MULTI-STRATEGY in the coming year.”

Medicure acquired the exclusive U.S. rights to AGGRASTAT®, in August 2006.

Important Information About AGGRASTAT®
AGGRASTAT® was approved by the Food and Drug Administration on May 14, 1998.

AGGRASTAT®, in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be medically managed and those undergoing percutaneous transluminal coronary angioplasty (PTCA) or atherectomy. In this setting AGGRASTAT® has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT® has been studied in a setting that included aspirin and heparin.

AGGRASTAT® is contraindicated in patients with known hypersensitivity to any component of the product; active internal bleeding or a history of bleeding diathesis within the previous 30 days; or a history of intracranial hemorrhage, intracranial neoplasm, arteriovenous malformation, or aneurysm. Other contraindications to AGGRASTAT® include: a history of thrombocytopenia following prior exposure to AGGRASTAT®; history of stroke within 30 days or any history of hemorrhagic stroke; major surgical procedure or severe physical trauma within the previous month; history, symptoms, or findings suggestive of aortic dissection. AGGRASTAT® is also contraindicated in patients with: severe hypertension (systolic blood pressure greater than 180 mmHg and/or diastolic blood pressure greater than 110 mmHg); concomitant use of another parenteral GP IIb/IIIa inhibitor; or acute pericarditis.

Bleeding is the most common complication encountered during therapy with AGGRASTAT®. Administration of AGGRASTAT® is associated with an increase in bleeding events classified as both major and minor bleeding events, by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT® occurs at the arterial access site for cardiac catherterization. Fatal bleedings have been reported. AGGRASTAT® should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy and in patients in chronic hemodialysis. Because AGGRASTAT® inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT® when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT®, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT® and heparin should be discontinued.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com